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                             February 6, 2024

       Armin Afzalipour
       Co-President
       MCI Income Fund VII, LLC
       2101 Cedar Springs, Suite 700
       Dallas, Texas 75201

                                                        Re: MCI Income Fund
VII, LLC
                                                            Amendment No. 6 to
                                                            Offering Statement
on Form 1-A
                                                            Filed January 26,
2024
                                                            File No. 024-12073

       Dear Armin Afzalipour:

                                                        We have reviewed your
amended offering statement and have the following comments.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 10, 2024 letter.

       Amendment No. 6 to Offering Statement on Form 1-A filed January 26, 2024

       Interim Financial Statements, page F-2

   1. Please revise your interim financial statements to include statements of comprehensive income and statements
of cash flows for the comparable period of the preceding fiscal year (i.e., the period
from August 26, 2022 (Inception) through September 30, 2022) and to include the footnote
disclosures required by GAAP. Refer to Rule 8-03 of Regulation
                                                        S-X.
       Signatures, page 70

   2.                                                   Please revise your
signatures page to include the statement    This offering statement has
                                                        been signed by the
following persons in the capacities and on the dates indicated    above
                                                        the appropriate
signatures. See the Signatures section of Form 1-A for guidance.
 Armin Afzalipour
MCI Income Fund VII, LLC
February 6, 2024
Page 2

       Please contact Eric McPhee at 202-551-3693 or Robert Telewicz at 202-551-3438 if you
have questions regarding comments on the financial statements and related matters. Please contact Ronald (Ron) E. Alper at 202-551-3329 or David Link at 202-551-3356 with any other questions.



                                                         Sincerely,
FirstName LastNameArmin Afzalipour
                                                         Division of
Corporation Finance
Comapany NameMCI Income Fund VII, LLC
                                                         Office of Real Estate
& Construction
February 6, 2024 Page 2
cc:       Robert R. Kaplan, Jr.
FirstName LastName